UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 8, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS COMPANY MANAGEMENT’S OFFICIAL MEETINGS WITH ROMANIA’S PRESIDENT
AND PRIME MINISTER

Moscow, Russia — June 8, 2011 –  Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies,  reports two official meetings between
Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin and Romania’s
President Traian Basescu and Prime Minister Emil Boc.
Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin met Romania’s
President Traian Basescu and Prime Minister Emil Boc within the framework of Mr.
Zyuzin’s working visit to Romania on June 7-8, timed to the launch of the modernized steel-making shop at Ductil Steel Otelu Rosu plant in Romania.
Mechel’s chief was accompanied by representatives of the group’s management and the Russian Federation’s Ambassador to Romania Alexander Churilin.
During the meetings, Mr. Zyuzin informed Romania’s leaders of Mechel’s activities in Romania, investment projects recently completed on the group’s
Romanian-based steel plants, and assured Romania’s top officials of Mechel’s firm intention to continue developing Romania’s steel industry.
Romania’s President Traian Basescu thanked Mechel’s management for investing in development of Romania’s steelmaking plants during the crisis, noted a significant increase in production in all of the group’s enterprises in 2010, and voiced the Romanian leadership’s readiness to support Mechel’s activity in
Romania.
Romania’s Prime Minister Emil Boc gave assurances that Romania’s government will work to stimulate economic growth and create favorable conditions for strategic investment.
Mechel acquired its first asset in Romania in August 2002 and is currently one of the major players on Romania’s steel market. The company owns five steelmaking plants in Romania, which employ a total of over 7,000 staff.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 8, 2011	By:	Yegeny V. Mikhel
	Name:	Yegeny V. Mikhel
	Title:	CEO